News Release

CIBC RELEASES 2011 FINANCIAL RESULTS UNDER IFRS

Toronto, ON – January 27, 2012 – CIBC (TSX: CM) (NYSE: CM) today released its supplementary financial information containing its unaudited quarterly and annual consolidated financial results for the year ended October 31, 2011, prepared in accordance with International Financial Reporting Standards (IFRS).

CIBC adopted IFRS on November 1, 2011, which replaced previous Canadian generally accepted accounting principles (Canadian GAAP). Our first interim consolidated financial statements prepared in accordance with IFRS will be for the quarter ending January 31, 2012, and our first annual consolidated financial statements prepared in accordance with IFRS will be for the year ending October 31, 2012. Commencing with our reporting under IFRS in the first quarter of 2012, we will provide 2011 IFRS comparative financial information, including an opening IFRS consolidated balance sheet as at November 1, 2010 (the Transition Date).

The release of our 2011 IFRS supplementary financial information, along with the following information, is provided to help users of the consolidated financial statements better understand the impact of the transition to IFRS on our comparative 2011 consolidated financial statements. This release should be read in conjunction with note 32 to our 2011 annual consolidated financial statements, which discloses our opening IFRS consolidated balance sheet and includes a description of the transitional elections and exceptions that were applied in the preparation of our opening IFRS consolidated balance sheet, as well as a description of the differences between our previous Canadian GAAP and IFRS accounting policies that gave rise to IFRS adjustments as at the Transition Date.

Overview of impact of adoption of IFRS

The key financial results and metrics for the year ended October 31, 2011 are as follows:

¡	Net income attributable to equity shareholders was $2,867 million under IFRS compared to $3,079 million under Canadian GAAP.
¡	Basic and diluted earnings per share under IFRS were $6.79 and $6.71, respectively, compared to $7.32 and $7.31 under Canadian GAAP. Adjusted diluted earnings per share under IFRS was $7.57(1).
¡	Our reported and adjusted efficiency ratio under IFRS were 60.2% and 56.4%(1), respectively.

(1)	Non-GAAP measure. See the Non-GAAP measures section for further discussion.

Impact of IFRS on 2011 consolidated financial results

The impact on consolidated net income attributable to equity shareholders is as follows:

	For the three months ended				For the year ended
	2011	2011	2011	2011	2011
$ millions	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net income - Canadian GAAP (1)	$794	$808	$678	$799	$3,079
IFRS adjustments:
Securitized residential mortgages	2	7	5	(47)	(33)
Consolidation	(4)	(19)	24	(9)	(8)
Employee benefits	8	16	25	25	74
Goodwill impairment	-	(203)	-	-	(203)
Financial instruments - FVO securities	(25)	3	16	3	(3)
Other	(21)	(23)	16	(11)	(39)
IFRS transition adjustments	(40)	(219)	86	(39)	(212)
Net income attributable to equity shareholders - IFRS (1)	$754	$589	$764	$760	$2,867
(1)

Represents net income after income taxes and non-controlling interests (NCI) but before preferred share dividends and premiums. This is referred to hereafter as net income attributable to equity shareholders.

The impact on the condensed consolidated statement of income for the year ended October 31, 2011 is as follows:

		IFRS transition adjustments
$ millions, for the year ended October 31, 2011	Canadian GAAP	Securitized residential mortgages	Consolidation	Employee benefits	Goodwill impairment	Financial instruments- FVO securities	Other	Total IFRS transition adjustments	IFRS
Net interest income	$6,350	$140	$559	$-	$-	$(9)	$22	$712	$7,062
Non-interest income	5,899	(185)	(296)	-	-	4	(49)	(526)	5,373
Total revenue	12,249	(45)	263	-	-	(5)	(27)	186	12,435
Provision for credit losses	841	-	253	-	-	-	50	303	1,144
Non-interest expenses	7,350	-	22	(104)	203	-	15	136	7,486
Income before income taxes and NCI	4,058	(45)	(12)	104	(203)	(5)	(92)	(253)	3,805
Income tax expense and NCI	979	(12)	(4)	30	-	(2)	(53)	(41)	938
Net income attributable to equity shareholders	$3,079	$(33)	$(8)	$74	$(203)	$(3)	$(39)	$(212)	$2,867

An explanation of the more significant adjustments to net income attributable to equity shareholders for the year ended October 31, 2011 is provided below.

Securitized residential mortgages

Under IFRS, the transfer of mortgage-backed securities (MBS) created from pools of our residential mortgages to a government-sponsored trust is accounted for as a secured borrowing transaction rather than as a sale under Canadian GAAP. Additionally, under IFRS the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at fair value (fair value option – FVO) under Canadian GAAP are recognized as residential mortgages and are measured at amortized cost under IFRS.

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income for 2011 of $140 million. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

¡	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.
¡	Mark-to-market (MTM) of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

The recognition of the residential mortgages and the associated funding liabilities measured at amortized cost under IFRS in place of MTM seller swaps and MBS under Canadian GAAP resulted in a decrease in other non-interest income of $90 million in the first quarter of 2011 before we could fully implement our IFRS hedge accounting program in respect of the amortized cost instruments. The after-tax decrease of $65 million does not represent an economic loss, but rather is a timing difference that will result in an increase in net income attributable to equity shareholders in the future (see Items of note below).

The elimination of the MTM accounting for securitized residential mortgages and the above noted decrease of $90 million resulted in an aggregate net decrease in non-interest income for 2011 of $185 million.

The aggregate decrease in net income attributable to equity shareholders in respect of the accounting for securitized residential mortgages was $45 million for 2011 (after-tax decrease of $33 million).

Consolidation

We consolidated certain special purpose entities (SPEs) under IFRS that were not consolidated under Canadian GAAP, including CARDS II Trust and Broadway Trust, which purchase interests in credit card receivables, and Crisp Trust, which purchases interests in residential mortgages (collectively, the Trusts). We also deconsolidated certain other SPEs on transition.

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income attributable to equity shareholders in 2011 is primarily due to changes in the collective allowance under IFRS (previously referred to as general allowance under Canadian GAAP) on credit card receivables, which are included in the provision for credit losses.

For 2011, the impact of the differences in presentation was an increase in net interest income of $559 million, a decrease in non-interest income of $296 million, an increase in the provision for credit losses of $253 million and an increase in non-interest expenses of $22 million, resulting in a decrease in net income attributable to equity shareholders of $12 million (after-tax decrease of $8 million).

Employee benefits

As a result of the Transition Date fresh-start election to recognize the net unamortized actuarial losses from our post-employment benefit plans into retained earnings as at the Transition Date, the amortization of net actuarial losses that was recognized in net income attributable to equity shareholders in 2011 under Canadian GAAP was reversed under IFRS. In addition, actuarial losses arising in 2011 for our long-term disability plan and related benefits were immediately recognized in net income attributable to equity shareholders under IFRS, as compared to the deferral and amortization of these actuarial losses under Canadian GAAP.

Other adjustments for employee benefits resulted from a difference in the period of recognition for post-retirement health and dental benefits, lower amortization of past service gains, a difference in the determination of the expected return on plan assets and higher expenses from pension plan amendments.

The cumulative impact of the adjustments for employee benefits for 2011 was a decrease of $104 million in non-interest expenses, resulting in a corresponding increase in net income attributable to equity shareholders (after-tax increase of $74 million).

Goodwill impairment

In the third quarter of 2011, we recognized a goodwill impairment charge under IFRS of $203 million relating to CIBC FirstCaribbean within non-interest expenses, whereas no such goodwill impairment charge was recognized under Canadian GAAP. Goodwill impairment testing under IFRS is different than under Canadian GAAP in that Canadian GAAP uses a two-step impairment test, whereas IFRS is based on a single test that is similar to the step one test in Canadian GAAP. This is capital neutral as goodwill is already deducted from Tier 1 capital.

Financial instruments – FVO securities

On transition, we reclassified certain financial instruments held in our structured credit run-off business, which were classified as loans and receivables at amortized cost under Canadian GAAP, to FVO securities under IFRS. The MTM adjustments on the financial instruments reclassified to FVO securities resulted in a decrease in net income attributable to equity shareholders of $5 million (after-tax decrease of $3 million).

Other adjustments

Other IFRS adjustments that affected net income attributable to equity shareholders in 2011 included the following:

¡

Net interest income adjustments for accretion to par value on certain leveraged loans that were measured at amortized cost under Canadian GAAP but were initially classified as trading under IFRS and subsequently were reclassified to loans and receivables. This resulted in an increase in revenue of $21 million.

¡

Higher compensation expenses of $37 million attributable to: (i) the recognition of share-based award costs over the performance year and the vesting period under IFRS rather than over the performance year under Canadian GAAP; and (ii) the recognition of forfeitures of share-based awards on an estimated basis rather than on an as incurred basis under Canadian GAAP.

¡

Adjustments relating to differences in accounting for both leveraged leases and certain finance lease arrangements which resulted in a reduction in net interest income of $8 million and an increase in non-interest expenses of $8 million.

¡

Adjustments relating to capital repatriation activities decreased pre-tax income by $17 million and decreased income tax expense by $20 million, resulting in an increase in after-tax net income attributable to equity shareholders of $3 million.

¡	Adjustments relating to litigation matters increased non-interest expenses by $11 million.
¡	The accounting for self-managed customer loyalty programs resulted in an increase of $54 million in both non-interest income and non-interest expenses.

Other IFRS adjustments that did not affect net income attributable to equity shareholders but which affected the classification on the consolidated statement of income included:

¡

The recognition of interest on impaired loans (unwinding of discounting) under IFRS as interest income rather than as a reduction in the provision for credit losses under Canadian GAAP resulted in an increase in net interest income of $48 million with a corresponding increase in the provision for credit losses.

¡

The presentation of our income from joint ventures as a single line item within non-interest income under the equity method of accounting under IFRS rather than in various line items on a proportionate consolidation basis under Canadian GAAP. This adjustment decreased each of pre-tax income and income tax expense by $27 million.

Key performance metrics under IFRS

The impact of IFRS on earnings per share (EPS) is as follows:

	For the three months ended				For the year ended
	2011	2011	2011	2011	2011
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Reported basic EPS - Canadian GAAP	$1.90	$1.90	$1.61	$1.92	$7.32
Reported basic EPS - IFRS	1.80	1.35	1.83	1.82	6.79
Reported diluted EPS - Canadian GAAP	$1.89	$1.89	$1.60	$1.92	$7.31
Reported diluted EPS - IFRS (1)	1.79	1.33	1.80	1.80	6.71
Adjusted diluted EPS - IFRS (2)	1.78	1.93	1.83	2.04	7.57
(1)

Our Series 26, 27 and 29 Class A Preferred Shares (the Convertible Preferred Shares) provided us with the right to convert the shares into CIBC common shares in circumstances that would represent a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital Advisory issued by OSFI. Under IFRS, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a Trigger Event. Under Canadian GAAP, the Convertible Preferred Shares were not included in the calculation of diluted EPS during this period as we had no past practice or expectation of conversion to common shares.

(2)	Non-GAAP measure. See the Non-GAAP measures section for further discussion.

Other key performance metrics

Other key performance metrics, measured on an IFRS basis, are as follows:

	For the three months ended						For the year ended
	2011	2011		2011	2011		2011
	Oct. 31	Jul. 31		Apr. 30	Jan. 31		Oct. 31
Reported efficiency ratio	60.1%	64.0%		58.2%	58.3%		60.2%
Adjusted efficiency ratio (1)	58.7%	55.9%		56.0%	54.9%		56.4%
Return on equity	22.6%	17.1%		24.9%	24.4%		22.2%
Total shareholder return (2)	4.19%	(9.89	) %	8.52%	(1.40	) %	0.43%
Dividend payout ratio	50.1%	64.6%		47.7%	47.7%		51.7%
Loan loss ratio (3)	0.53%	0.53%		0.50%	0.49%		0.50%
Retail / wholesale ratio (2)(4)	77% / 23%	77% / 23%		76% / 24%	75% / 25%		77% / 23%
(1)	Non-GAAP measure. See the Non-GAAP measures section for further discussion.
(2)	Metric was not affected by IFRS.
(3)

The metric is calculated as the ratio of the provision for credit losses (excluding the amount relating to the collective allowance on credit cards, personal and scored small business loans that are less than 30 days delinquent; mortgages that are less than 90 days delinquent; and all unimpaired business and government loans) to total loans and acceptances, net of allowance for credit losses.

(4)

For the purposes of calculating this ratio, retail includes Retail and Business Banking, Wealth Management and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

Items of note

Our quarterly results for 2011 in accordance with IFRS were affected by the items of note presented in the table below. The footnotes below the table explain the difference between the items of note under IFRS as presented in the table and the items of note previously reported under Canadian GAAP.

For the three months ended, in $ millions except per share amounts

Oct. 31, 2011

Five items netting to a positive impact of $34 million (after-tax of $6 million, or $0.01 impact on adjusted diluted earnings per share), comprising:

¡   $48 million ($34 million after-tax, or $0.09 per share) loss from the structured credit run-off business (1)

¡    $9 million ($7 million after-tax, or $0.02 per share) of amortization of intangible assets

¡    $90 million ($46 million after-tax, or $0.12 per share) gain on sale of a merchant banking investment, net of associated expenses

¡    $26 million ($19 million after-tax, or $0.05 per share) reduction in the collective allowance recognized in Corporate and Other (2)

¡   $25 million ($18 million after-tax, or $0.05 per share) loan loss in our exited European leveraged finance business

July 31, 2011

Three items totalling a negative impact of $225 million (after-tax of $221 million, or $0.56 impact on adjusted diluted earnings per share), comprising:

¡    $14 million ($11 million after-tax, or $0.03 per share) loss from the structured credit run-off business (1)

¡   $8 million ($7 million after-tax, or $0.02 per share) of amortization of intangible assets

¡   CIBC FirstCaribbean goodwill impairment of $203 million, or $0.51 per share (3)

Apr. 30, 2011

Three items netting to a negative impact of $5 million (after-tax of $4 million, or $0.01 impact on adjusted diluted earnings per share), comprising:

¡   $46 million ($33 million after-tax, or $0.08 per share) loss from the structured credit run-off business (1)

¡   $9 million ($7 million after-tax, or $0.02 per share) of amortization of intangible assets

¡   $50 million ($36 million after-tax, or $0.09 per share) reduction in the collective allowance recognized in Corporate and Other (2)

Jan. 31, 2011

Four items netting to a negative impact of $132 million (after-tax of $85 million, or $0.22 impact on adjusted diluted earnings per share), comprising:

¡   $70 million ($50 million after-tax, or $0.12 per share) loss from the structured credit run-off business (1)

¡    $9 million ($7 million after-tax, or $0.02 per share) of amortization of intangible assets

¡    $37 million after-tax, or $0.09 per share, gain on the sale of CIBC Mellon Trust Company’s issuer service business

¡    $90 million ($65 million after-tax or $0.17 per share) loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (4)

(1)

The transition to IFRS resulted in an adjustment to the loss from the structured credit run-off business from the amounts previously disclosed under Canadian GAAP as follows: increase for the three months ended October 31, 2011 of $34 million (after-tax increase of $24 million); decrease for the three months ended July 31, 2011 of $4 million (after-tax decrease of $2 million); decrease for the three months ended April 30, 2011 of $24 million (after-tax decrease of $17 million); and increase for the three months ended January 31, 2011 of $2 million (after-tax increase of $1 million). The adjustments to the structured credit run-off business mainly relate to the reclassification of certain structured credit positions from loans and receivables to FVO securities under IFRS.

(2)

The collective allowance recognized in Corporate and Other consists of the collective allowance on credit cards, personal and scored small business loans delinquent less than 30 days; mortgages less than 90 days; and all unimpaired business and government loans. The change in the collective allowance under IFRS that is disclosed as an item of note is calculated on a basis consistent with the change in the general allowance previously disclosed as an item of note under Canadian GAAP. Under Canadian GAAP, the reduction in the provision for credit losses for the three months ended October 31, 2011 was $14 million (after-tax reduction of $10 million), and for the three months ended April 30, 2011 the reduction was $16 million (after-tax reduction of $12 million). The transition to IFRS resulted in an incremental reduction in the collective allowance recognized in Corporate and Other of $12 million (after-tax reduction of $9 million) for the three months ended October 31, 2011, and an incremental reduction in the collective allowance recognized in Corporate and Other of $34 million (after-tax reduction of $24 million) for the three months ended April 30, 2011. The adjustment to the change in the general allowance disclosed as an item of note under Canadian GAAP resulted from the change in the collective allowance for credit card receivables that are on balance sheet under IFRS.

(3)	No impairment of the goodwill relating to CIBC FirstCaribbean was recognized under Canadian GAAP.
(4)	No loss from MTM volatility prior to the establishment of hedges was recognized under Canadian GAAP.

Impact on financial results of reporting segments

A detailed breakdown of the results under IFRS by reporting segments, for each quarter and for the year ended October 31, 2011, is included in our supplementary financial information. A summary of the cumulative impact of the adoption of IFRS on the results of our strategic business units and Corporate and Other, for the year ended October 31, 2011, is as follows:

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Canadian GAAP
Net interest income	$5,882	$179	$732	$(443)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	-	-	-
Total revenue	7,965	1,636	1,875	773	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350
Income before income taxes and NCI	2,831	391	645	191	4,058
Income tax expense and NCI	706	112	80	81	979
Net income attributable to equity shareholders	$2,125	$279	$565	$110	$3,079
IFRS adjustments
Net interest income	$41	$-	$10	$661	$712
Non-interest income	39	-	(16)	(549)	(526)
Intersegment revenue	-	-	-	-	-
Total revenue	80	-	(6)	112	186
Provision for credit losses	24	-	15	264	303
Non-interest expenses	(28)	-	20	144	136
Income before income taxes and NCI	84	-	(41)	(296)	(253)
Income tax expense and NCI	25	-	(18)	(48)	(41)
Net income (loss) attributable to equity shareholders	$59	$-	$(23)	$(248)	$(212)
IFRS
Net interest income	$5,923	$179	$742	$218	$7,062
Non-interest income	1,839	1,740	1,127	667	5,373
Intersegment revenue	283	(283)	-	-	-
Total revenue	8,045	1,636	1,869	885	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486
Income before income taxes and NCI	2,915	391	604	(105)	3,805
Income tax expense and NCI	731	112	62	33	938
Net income (loss) attributable to equity shareholders	$2,184	$279	$542	$(138)	$2,867

The impact of IFRS on the financial results of our reporting segments included the following:

¡

The increase in net income attributable to equity shareholders in Retail and Business Banking was mainly due to adjustments for employee benefits and share-based payment awards of $96 million ($65 million after-tax), net of securitization related adjustments.

¡	Adjustments relating to employee benefits and share-based payment awards largely offset in Wealth Management.
¡

The decrease in net income attributable to equity shareholders in Wholesale Banking included lower revenue in the structured credit run-off business of $8 million ($6 million after-tax), reduced leverage lease revenues of $12 million ($7 million after-tax), increased litigation reserves of $11 million ($6 million after-tax), the elimination of a positive credit valuation adjustment of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS, net of increased revenue of $21 million ($11 million after-tax) on leveraged loans.

¡

The decrease in net income attributable to equity shareholders in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge and securitization and consolidation related adjustments of $25 million ($18 million after-tax).

Impact on equity

	2011	2011	2011	2011	2010
$ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Nov. 1
Canadian GAAP
Preferred shares	$2,756	$2,756	$3,156	$3,156	$3,156
Common shares	7,376	7,254	7,116	6,951	6,804
Contributed surplus	90	89	90	96	96
Retained earnings	7,605	7,208	6,801	6,509	6,095
Accumulated other comprehensive income (AOCI)	(487)	(589)	(721)	(535)	(361)
Total shareholders’ equity	$17,340	$16,718	$16,442	$16,177	$15,790
NCI (1)	164	156	156	163	168
Total shareholders’ equity and NCI	$17,504	$16,874	$16,598	$16,340	$15,958
IFRS adjustments
Preferred shares	$-	$-	$-	$-	$-
Common shares	-	-	-	-	-
Contributed surplus	3	2	-	2	2
Retained earnings	(2,148)	(2,108)	(1,890)	(1,976)	(1,938)
AOCI	732	841	790	776	777
Total shareholders’ equity	$(1,413)	$(1,265)	$(1,100)	$(1,198)	$(1,159)
NCI within equity (1)	-	-	1	-	-
Total equity	$(1,413)	$(1,265)	$(1,099)	$(1,198)	$(1,159)
IFRS
Preferred shares	$2,756	$2,756	$3,156	$3,156	$3,156
Common shares	7,376	7,254	7,116	6,951	6,804
Contributed surplus	93	91	90	98	98
Retained earnings	5,457	5,100	4,911	4,533	4,157
AOCI	245	252	69	241	416
Total shareholder’s equity	$15,927	$15,453	$15,342	$14,979	$14,631
NCI within equity (1)	164	156	157	163	168
Total equity	$16,091	$15,609	$15,499	$15,142	$14,799
(1)	Under Canadian GAAP, NCI are classified outside of equity but are presented within total equity under IFRS. This reclassification adjustment did not impact consolidated net assets.

The adjustments to retained earnings for the first through fourth quarters of 2011 were due to differences in retained earnings in the opening IFRS consolidated balance sheet and quarterly differences in net income, as described above.

The adjustments to AOCI mainly related to the transition accounting election to recognize the $575 million cumulative foreign currency translation adjustments account included in AOCI as at November 1, 2010 under Canadian GAAP into retained earnings under IFRS and the measurement of private available-for-sale equity instruments to fair value through OCI under IFRS.

Impact on regulatory capital and other ratios

Under OSFI’s Capital Adequacy Guidelines, financial institutions can elect to phase-in the impact of transitioning to IFRS on their regulatory capital. We have chosen to use this election and we will phase in the impact of our IFRS transition on Tier 1 capital on a straight line basis over a five-quarter period starting with our first quarter in 2012. Before the impact of OSFI’s transitional relief guideline, the transition to IFRS reduced our Tier 1 capital and our Tier 1 capital ratio as at November 1, 2011 by $1.4 billion and 119 basis points, respectively. Pursuant to the guideline, we will phase in $1.37 billion of the negative Tier 1 impact on a straight-line basis such that we will obtain relief for 80% of the amount as at January 31, 2012, 60% of the amount as at April 30, 2012, 40% of the amount as at July 31, 2012 and 20% of the amount as at October 31, 2012.

The transition to IFRS increased our assets-to-capital multiple (ACM) of 16.0x as at October 31, 2011 under Canadian GAAP to 18.5x under IFRS as at November 1, 2011, before the impact of OSFI’s transitional relief. The application of OSFI’s transitional guideline, that excludes the mortgages that are recognized back on the consolidated balance sheet with respect to securitizations completed prior to March 31, 2010 under the Canada Mortgage Bond (CMB) program, decreased the pro-forma IFRS ACM as at November 1, 2011 to 17.3x, while the impact of 100% of the $1.37 billion of Tier 1 relief as at November 1, 2011 further reduced the November 1, 2011 IFRS ACM to 16.2x.

Non-GAAP measures

We use a number of financial measures to assess our performance. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. The following is a description of the non-GAAP measures used in this news release:

Net interest income, taxable equivalent basis

We evaluate net interest income on an equivalent pre-tax basis. In order to arrive at the taxable equivalent basis (TEB) amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the adjusted efficiency ratio and trading income (TEB). We believe that these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Adjusted measures

We use the following adjusted measures to assess our business performance. We believe that these measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure. In addition, these measures are used by some analysts to develop their earnings forecasts. Presenting these performance measures may assist them in their analysis.

Adjusted diluted EPS ratio

We adjust our reported diluted EPS to remove the impact of items of note and certain other items noted in the table below.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note. We also adjust net interest income to be on an equivalent TEB basis (see above for further details).

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis:

		As at or for the three months ended				As at or for the year ended
		2011	2011	2011	2011	2011
$ millions, except per share amounts		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to equity shareholders		$754	$589	$764	$760	$2,867
Less: preferred share dividends and premiums		(38)	(55)	(42)	(42)	(177)
		716	534	722	718	2,690
Add: dividends on convertible preferred shares		2	12	12	12	38
Reported net income attributable to diluted common shares	A	718	546	734	730	2,728
Adjusting items:
After-tax impact of items of note (2)		(6)	221	4	85	304
Premium on preferred shares		-	12	-	-	12
Dividends on convertible preferred shares		(2)	(12)	(12)	(12)	(38)
Adjusted net income attributable to diluted common shares (1)	B	$710	$767	$726	$803	$3,006
Reported diluted weighted average common shares outstanding (thousands)	C	401,972	410,185	407,957	406,446	406,696
Removal of impact of convertible preferred shares (thousands)		(2,235)	(12,145)	(11,591)	(12,258)	(9,609)
Adjusted diluted weighted average common shares outstanding (thousands) (1)	D	399,737	398,040	396,366	394,188	397,087
Reported diluted EPS	A/C	$1.79	$1.33	$1.80	$1.80	$6.71
Adjusted diluted EPS (1)	B/D	1.78	1.93	1.83	2.04	7.57
Reported and adjusted efficiency ratio
Reported total revenue	E	$3,195	$3,131	$3,015	$3,094	$12,435
Adjusting items:
Pre-tax impact of items of note (2)		(105)	(3)	26	103	21
TEB		56	49	45	39	189
Adjusted total revenue (1)	F	$3,146	$3,177	$3,086	$3,236	$12,645
Reported non-interest expenses	G	$1,920	$2,005	$1,756	$1,805	$7,486
Adjusting items:
Pre-tax impact of items of note (2)		(72)	(228)	(29)	(29)	(358)
Adjusted non-interest expenses (1)	H	$1,848	$1,777	$1,727	$1,776	$7,128
Reported efficiency ratio	G/E	60.1%	64.0%	58.2%	58.3%	60.2%
Adjusted efficiency ratio (1)	H/F	58.7%	55.9%	56.0%	54.9%	56.4%
(1)	Non-GAAP measure.
(2)	Refer to the Items of note section.

Investor and analyst inquiries should be directed to Geoff Weiss, Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Kevin Dove, Senior Director, External Communications & Media Relations, at 416-980-8835, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111. The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.